FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 000-28994

Eidos plc

Wimbledon Bridge House,
1 Hartfield Road, Wimbledon,
London, United Kingdom
44 208 636 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc

By: /S/ Stuart Cruickshank Stuart Cruickshank Chief Financial Officer By: /S/ Michael McGarvey Michael McGarvey Chief Executive Officer

Date: 6 April 2004

Eidos Plc

Form 6-K

Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit

Interim Report

> Eidos plc Interim Report 2004

Eidos is one of the world's leading developers and publishers of entertainment software – through the innovation, creation and development of original content – with a quality portfolio of game titles for PC, PlayStation, GameCube, Xbox and N-Gage.

> About Eidos	> Highlights for the six months to 31 December 2003

Eidos is the largest video games developer and publisher in the UK. We have publishing operations across Europe (France, Germany, Spain, UK) and in the US, Japan and Australia. We also have significant development studio expertise, both internal and external, in Europe and the US.

Eidos employs over 600 people worldwide.

> Our Vision

Our aim is to be the No. 1 provider of original content to the entertainment software market.

	>	Operating Profit pre goodwill and exceptionals up 30% to £7.1million

	>	10 new products (23 skus) released on schedule

	>	Continued rigorous cost control

	>	Profit after tax up 42% to £6.2 million

	>	Gross margin improvement from 51.3% to 62.2%

	>	Strong operating cash inflow and cash funds

	>	Further major franchise titles due for release in second half

Eidos
Eidos is a public limited company registered in England (number 2501949). Its ordinary shares are listed on the London Stock Exchange (ticker: EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY).
Eidos plc is the parent company of the Eidos Group of companies. Unless otherwise stated, the text in this Interim Report does not distinguish between the activities and operations of the parent company and those of its subsidiary undertakings.

This is the Company's Interim Report for the six month period ended 31 December 2003 and complies with UK regulations. It is also available on the Company's website at www.eidos.com

A separate Form 6-K has been prepared for the same period to meet US regulations and was filed with the US Securities and Exchange Commission (SEC) earlier in March 2004.

Eidos and the Eidos logo are registered trademarks of Eidos plc. All other trademarks are the property of their respective owners. All rights reserved.

Forward-looking Statements
This statement contains information about our past performance or practices. No such information should be used as an indicator of future performance or practices. It may also contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); the Group's ability to attract and retain qualified personnel; risks of doing business internationally; and other risks described from time to time in Eidos plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise. No information contained in this statement constitutes or shall be deemed to constitute an invitation or otherwise to deal in shares or ADRs of Eidos plc. The price of shares and income derived from them can go down as well as up.

> Letter from the Chairman

"This impressive performance represents our third consecutive profitable six month period and is further evidence that the Company is delivering the benefits of the many operational improvements, both in development and publishing, made over the past three years."

Overview of Results
I am pleased to report to you that during the six month period to 31 December 2003, operating profits (pre goodwill and exceptional items) rose 30% to £7.1 million and profit after tax rose 42% to £6.2 million compared with the same period last year.

This impressive performance represents our third consecutive profitable six month period and is further evidence that the Company is delivering the benefits of the many operational improvements, both in development and publishing, made over the past three years. In particular, the steps taken by the Company to reduce delays through an improved development process, resulted in the on-schedule release of all games during the period. It is the Company's aim to deliver further improvements as its Operational Excellence programme, launched last year, begins to deliver tangible results.

Turnover for the six month period reduced from £88.9 million in 2002 to £78.7 million in 2003 largely due to the adverse impact caused by the weakening of the US dollar, US hardware sales falling short of market forecasts and two titles achieving lower than anticipated sales. Cash inflow from operating activities during the period amounted to £4.2m (2002: £0.0m), with cash and cash equivalents at 31 December 2003 being £58.1m (2002: £60.4m).

Strategic Progress
The Company has continued to make good progress in its strategic objective of increasing proprietary IP supported by stringent cost and process controls, as reflected by the improved gross margin which rose to 62.2% (2002: 51.3%).

In line with this strategy, I am pleased to confirm that on 3 March 2004 the Company entered into a conditional agreement to acquire IO Interactive A/S, the Danish based studio which, together with Eidos, has been responsible for the development of the hugely successful Hitman franchise. This acquisition (as detailed in Note 11 to the interim accounts on page 11) secures the rights to the Hitman series and significantly strengthens the Group's European creative base and development resources.

The relationship and experience we have already shared with IO over the past five years gives us great confidence in their ability not only to maintain the outstanding success of Hitman, but also to develop new titles of unique IP. In addition, IO's market leading technology will be a key element in the Group's transition to next generation platforms.

Management and People
I would like to thank all our staff and management for their hard work during the period in achieving the timely release of a strong portfolio of quality games. I also welcome the IO team of outstanding, technically creative developers, who we know share our vision and values.

New Corporate Investor Relations Website (www.eidos.com)
As part of our overall rebranding and communications programme, we have recently completed the redesign of our Corporate Investor Relations website. The new site is specifically targeted at improving and maximising the communication of both our financial and business strengths to the investment community and to our stakeholders in general. I hope that you will find the new site interesting and engaging.

Outlook
We look forward to the remainder of this financial year, which will see the release of some of our most exciting titles including Thief: Deadly Shadows, ShellShock: Nam '67 and, on 30 April, the next sequel in the Hitman franchise, Hitman: Contracts.

The Board intends to continue to build upon the successes of the first six months of the financial year and your directors remain confident in meeting current market expectations for the full year to 30 June 2004.

John van Kuffeler
Chairman
4 March 2004

> 1  Eidos plc Interim Report 2004

> Operational Review	"The Company continues to make operational improvements in the business and has also increased its R&D expenditure to reflect the continued investment in the forward product pipeline."
Introduction
The Company has continued to make good progress in the achievement of its strategic objectives and is pleased to report a third consecutive profitable six month period. Particularly pleasing is the significant increase in operating profits pre goodwill and exceptionals, which were 30% ahead of the equivalent period last year at £7.1 million (2002: £5.4 million)[1].

This progress is further evidence that the Company is delivering the benefits of the many operational improvements, in both development and publishing, made over the past three years. In particular, the steps taken by the Company to reduce delays through an improved development process, has resulted in the on-schedule release of all games during the period. It is the Company's aim to deliver further improvements as its Operational Excellence programme, launched last year, begins to deliver tangible results.

Review of Operational Performance
During the six month period to 31 December 2003, the Company released 23 skus (10 products), including Backyard Wrestling: Don't Try This at Home, Commandos 3: Destination Berlin, Legacy of Kain: Defiance, Championship Manager: Season 03/04 and Deus Ex: Invisible War. Sales performed broadly in line with management's expectations, with the exception of Commandos 3 and Legacy of Kain, which did not achieve expected levels. Deus Ex: Invisible War, Legacy of Kain: Defiance and Whiplash were released in North America only. In addition, the period included further console sales in Europe of Tomb Raider: The Angel of Darkness, together with a strong performance from our back catalogue titles.

The factors referred to above, combined with US hardware sales falling short of market forecasts and the adverse impact caused by the weakening of the US dollar, have resulted in turnover in the period of £78.7 million, lower than the £88.9 million reported in the same period last year.

Gross margin for the six months to 31 December 2003 increased to 62.2% compared to 51.3% for the same period last year. This was due to the higher proportion of internally developed titles as well as a greater proportion of PC based games. Gross margins for the full year are now set to exceed 2003 levels. As mentioned earlier, the Company continues to make operational improvements in the business and has also increased its R&D expenditure to reflect the continued investment in the forward product pipeline.

Total operating expenses before goodwill were £44.1 million (2002: £42.9 million)[2]. Sales and marketing costs in the period were £13.1 million (2002: £15.0 million), reflecting a consistent level of marketing and advertising to support new releases. Research and development, representing the Group's total investment in product development, totalled £20.1 million (2002: £18.2 million). This reflects a move back to expected levels of investment, and underlines the Group's commitment to delivering future growth.

General and administrative costs for the period were £10.9 million (2002: £9.7 million). Of the increase, £0.7 million was attributable to a transaction loss on foreign exchange of £0.3m, compared to a £0.4m gain in 2002. Management remains committed to continuing the tight control of its overhead cost base.

The goodwill amortisation charge of £0.1 million (2002: £0.1 million) relates to the 2001 acquisition of Ion Storm.

The Group's share of profits arising from the distribution activities of its Spanish joint venture partner, Proein, was £2.1 million during the period (2002: £2.7 million) and reflects a return to more normal levels of activity in Proein in the period. Profits at Proein have historically been significantly biased towards the first half.

The profit per share excluding goodwill amortisation was 4.6p (2002: 3.6p); including goodwill amortisation it was 4.5p (2001: 3.2p).

Financing and Cashflow
The Group had net cash funds of £58.1 million at 31 December 2003 (2002: £60.4 million). The cash inflow from operating activities for the period was positive at £4.2 million. The increase in operating profit was partially off-set by the increase in working capital resulting from the greater trading bias this year in the run up to Christmas.

Reduction in the Share Premium Account
On 5 February 2004, the High Court approved (following shareholders' approval at an Extraordinary General Meeting held on 12 December 2003), a reduction in the Company's share premium account of £60 million. The purpose of the reduction was to provide the Company with additional flexibility for possible future distributions to shareholders. This does not imply however any commitment at this stage by the Company in relation to these matters, which will remain under periodic review.

[1] Operating profit (pre goodwill and exceptionals) of £7.1 million (2002: £5.4 million) is derived from a total operating profit from continuing operations of £6,930,000 (2002: £4,814,000), adjusted for amortisation of goodwill of £126,000 (2002: £134,000) and joint venture goodwill amortisation of £nil (2002: £471,000).

[2] Total operating expenses before goodwill of £44.1 million (2002: £42.9 million) is derived from operating expenses of £44,201,000 (2002: £43,065,000) adjusted for amortisation of goodwill of £126,000 (2002: £134,000).

> 2  Eidos plc Interim Report 2004

Exceptional Items
There were no exceptional items during the period. In the period to 31 December 2002 the Group received a £1.4 million litigation settlement, net of costs, in respect of its investment in Express.com.

 Taxation
The Group recorded a tax charge of £1.6 million for the period. Included within this sum is £0.4 million in respect of the Group's share of profits in its joint venture, Proein, £1.3 million relating to the Group's current year tax charge for the six months, and the balance relating to the release of provisions in respect of prior years. The availability of tax losses within the Group means that the effective rate of tax is expected to remain slightly below 25% for the full year.

 Dividends
No interim dividend has been paid or declared during the period (2002: £nil).

Intellectual Property (IP) Management
On 30 January 2004, Eidos announced the official launch of its North London based Beautiful Game Studios, created to continue the development of the Company's best selling Championship Manager football management series. The next edition of the game, Championship Manager 5, is currently under development and will be launched in Autumn 2004. The creation of Beautiful Game Studios follows Eidos' announcement on 4 September 2003 that it had, by mutual agreement, ended its existing developer relationship with Sports Interactive.

 The Crystal Dynamics Studio in the US is making good progress in the development of the next Tomb Raider game, scheduled for release during financial year 2005. Crystal Dynamics also delivered a new franchise, Whiplash, during the period in addition to Legacy of Kain for the US market. Deus Ex: Invisible War is set for release in Europe on 6 March following its successful US release in the first half.

 Following the transfer of the Tomb Raider franchise to Crystal Dynamics, the Core Design studio, previously responsible for Tomb Raider, has been restructured and refocused and retains a high quality, motivated development team. A number of new concept ideas for this studio are currently under review.

 During the period, the Company continued to leverage the value from its own IP with a movie deal being entered into for Fear Effect (similar to those previously entered into for Tomb Raider and Deus Ex) together with a number of further license deals for the Tomb Raider franchise.

New Media Division
On 28 October 2003, Eidos announced the launch of its New Media Division. The Division was created to drive New Media opportunities within the core business, allowing Eidos to extend its intellectual property into markets enabled by new technologies.

During the period, Eidos published two launch titles for Nokia's N-Gage, Tomb Raider and Pandemonium, with Tomb Raider quickly establishing itself as the number one selling game on that platform. Eidos also launched three Tomb Raider games on Vodafone live!, each of which topped the charts at launch. A similar license agreement has recently been concluded with AT&T Wireless. Overall, the New Media Division is gaining momentum and exploring several new commercial opportunities in the New Media gaming environment.

 Board Changes
On 15 July 2003, the Board announced that Jeremy Heath-Smith, Development Director of Eidos and Managing Director of Core Design Limited, was stepping down from the Boards of both companies with immediate effect. On 28 October, Jonathan Kemp, European Managing Director, was promoted to the Eidos Board with effect from 1 December 2003. At the same time, the Company also announced that Simon Protheroe would immediately step down from the Eidos Board following his appointment as head of the New Media Division.

 Current Trading and Future Prospects
During the second half of this financial year, the Company expects to release a further 23 skus (6 products), including Thief: Deadly Shadows, ShellShock: Nam '67 (previous working title: Tour of Duty) and, on 30 April, the next sequel in the highly successful Hitman franchise, Hitman: Contracts.

Based on trading performance to date and the strength of the forthcoming release schedule in the second half, the Board remains confident in meeting current market expectations for the full year to 30 June 2004.

Michael McGarvey
Chief Executive Officer

> 3  Eidos plc Interim Report 2004

> Unaudited Consolidated Profit and Loss Account

6 months to 31 December 2003	6 months to 31 December 2002

	Notes	£'000	£'000

Turnover: Group and share of joint ventures		91,450	102,167
Less: share of joint ventures' turnover		(12,703)	(13,228)

Group Turnover – Continuing Operations	2	78,747	88,939
Cost of sales		(29,744)	(43,281)

Gross Profit	49,003	45,658
Sales and marketing	(13,081)	(14,965)
Research and development	(20,068)	(18,238)
Administrative expenses
Amortisation of goodwill	(126)	(134)
Other	(10,926)	(9,728)

Total administrative expenses	(11,052)	(9,862)

Operating expenses	(44,201)	(43,065)

Group Operating Profit	4,802	2,593
Share of operating profit of joint venture	2,128	2,692
Joint venture goodwill amortisation	–	(471)

Total Operating Profit from Continuing Operations		6,930	4,814

Profit on disposal of investment before goodwill		488	–
Less: related goodwill (previously written off to reserves)		(488)	–

Profit on disposal of investment after goodwill	3	–
Exceptional item	3	–	1,441
Interest receivable and similar income		1,020	1,025
Interest payable and similar charges		(124)	(612)

Profit on Ordinary Activities Before Taxation		7,826	6,668
Tax charge on profit on ordinary activities	4	(1,577)	(2,254)

Profit on Ordinary Activities After Taxation	6,249	4,414

Earnings per share	5	4.5p	3.2p
Earnings per share before goodwill	5	4.6p	3.6p
Diluted earnings per share	5	4.4p	3.1p

> 4  Eidos plc Interim Report 2004

> Unaudited Consolidated Balance Sheet

As at 31 December 2003	As at 31 December 2002

			Restated (Note 1)
	Notes	£'000	£'000
Fixed Assets
Intangible assets		115	389
Tangible assets		4,786	4,832
Investments
Joint venture
Share of gross assets		6,400	7,381
Share of gross liabilities		(2,306)	(2,849)

	4,094	4,532
Interest in associated undertaking	–	1

Total Fixed Assets	8,995	9,754

Current Assets
Stocks		3,476	4,439
Debtors
Due within one year	6	35,693	29,129
Due after one year	6	45	645
Cash at bank and in hand		58,057	60,412

Total Current Assets		97,271	94,625
Creditors: amounts falling due within one year	7	(27,036)	(41,705)

Net Current Assets	70,235	52,920

Total Assets Less Current Liabilities		79,230	62,674
Creditors: amounts falling due after more than one year	7	–	(956)
Provisions for Liabilities and Charges		–	(1,246)

Net Assets	79,230	60,472

Capital and Reserves
Called up share capital	2,806	2,798
Share premium account	138,386	138,235
Other reserves	690	707
Profit and loss account	(59,891)	(81,023)
Reserve for own shares	(2,761)	(245)

Equity Shareholders' Funds	8	79,230	60,472

> 5  Eidos plc Interim Report 2004

> Unaudited Consolidated Cash Flow Statement

6 months to 31 December 2003	6 months to 31 December 2002

	Notes	£'000	£'000

Net Cash Inflow/(Outflow) from Operating Activities	9	4,211	(27)

Dividends from Joint Ventures and Associates	30	–

Returns on Investments and Servicing of Finance
Interest received	812	1,067
Bank interest and finance charges paid	(81)	(183)
Interest element of finance lease rentals	(5)	(17)

726	867

Taxation
UK tax (paid)/repaid	(1)	283
Overseas tax paid	(1,652)	(16)

(1,653)	267

Capital Expenditure and Financial Investment
Purchase of tangible fixed assets	(1,296)	(1,072)
Sale of tangible fixed assets	2	17
Proceeds from other investments	–	1,441

(1,294)	386

Acquisitions and Disposals
Sale of associate	488	–

Net Cash Inflow Before Management of Liquid Resources and Financing	2,508	1,493
Management of Liquid Resources
(Increase)/decrease in short term deposits	(2,507)	7,207

Financing
Issue of ordinary share capital	61	130
Capital element of finance lease payments	(42)	(111)
Purchase of own shares	(2,485)	–

(2,466)	19

(Decrease)/Increase in Net Cash in the Period	(2,015)	8,719

> 6  Eidos plc Interim Report 2004

> Notes to the Accounts

1. Accounting Policies

The financial statements have been prepared on the basis of the accounting policies set out on pages 24 and 25 of the Eidos plc Report and Accounts for the year ended 30 June 2003, which have been applied consistently throughout the period, except as noted below.

Own shares

Own shares held by the Company's Employee Benefit Trust were previously classified under UITF 13 as fixed asset investments. For the shares that relate to the restricted stock scheme or the performance share plan, as prescribed by UITF 17, the difference between their market value at the date of grant and their exercise price is being charged to the profit and loss account over three years, the performance period of each scheme.

UITF 38 – Accounting for ESOP Trusts, which has been adopted, has superseded UITF 13. The effect of adoption is to show the consideration paid by the Company for investments in its own shares as a deduction in arriving at shareholders' funds, instead of fixed assets. This has resulted in fixed asset investments of £199,000 being transferred to an Own shares reserve. As there is a requirement in UITF 38 to disclose the historic cost of own shares held, a further adjustment of £77,000, being the cumulative UITF 17 charge to date, has been reclassified from the Profit and loss reserve to Own shares reserve.

The adjustments made for the adoption of UITF 38 are shown in note 8.

2. Segmental Analysis

Segmental Analysis by Class of Business Turnover, profit and net assets are derived from or belong to the entertainment software business. Segmental Analysis by Geographical Area

By Destination	By Origin

6 months to 31 December 2003	6 months to 31 December 2002	6 months to 31 December 2003	6 months to 31 December 2002

Turnover – Continuing Activities	£'000	£'000	£'000	£'000

United Kingdom	16,731	16,062	23,714	25,295
France	11,353	7,532	13,590	9,680
Germany	7,958	8,224	8,806	9,178
Rest of Europe	11,130	10,216	–	–
United States of America	25,636	41,218	29,426	42,775
Rest of World	5,939	5,687	3,211	2,011

78,747	88,939	78,747	88,939

6 months to 31 December 2003	6 months to 31 December 2002

Profit/(Loss) Before Interest and Taxation	£'000	£'000

United Kingdom	1,662	510
France	1,519	34
Germany	(102)	(614)
Spain (joint venture)	1,904	2,221
United States of America	1,838	4,423
Rest of World	109	(319)

6,930	6,255

> 7  Eidos plc Interim Report 2004

> Notes to the Accounts
   continued

2. Segmental Analysis (Continued)

As at 31 December 2003	As at 31 December 2002

		Restated
Net Assets/(Liabilities)	£'000	£'000

United Kingdom	95,500	85,468
France	4,554	1,759
Germany	(1,400)	(939)
Spain (joint venture)	4,094	4,532
United States of America	(23,446)	(30,426)
Rest of World	(72)	78

79,230	60,472

3. Profit on Investments and Exceptional Items

On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company's highly successful Championship Manager football management series. Eidos agreed to surrender its 25% interest in Sports Interactive for a cash consideration of £488,000, generating a nil profit following the transfer of attributable goodwill from reserves of £488,000.

During the 6 month period ended 31 December 2002, the Group received a £1.4 million litigation settlement, net of costs, in respect of its investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the twelve months to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection. It is not expected that any further sums will be received in relation to this matter.

4. Taxation

6 months to 31 December 2003	6 months to 31 December 2002

	£'000	£'000
Current Tax
UK Taxation
UK corporation tax at 30% on profits for the period	1,166	–
Less double tax relief	(150)	–

	1,016	–
Adjustments in respect of prior periods
Operational	(148)	–

Total Current UK Tax	868	(9)
Foreign taxation
Current tax on income for the period	692	992
Adjustments in respect of prior periods	–	11

Total Current Tax	1,560	994
Of which
Group taxation	1,184	9
Joint venture taxation	376	985

	1,560	994
Deferred taxation	17	1,260

Tax Charge on Profit on Ordinary Activities for the Period	1,577	2,254

Of which
Operational	1,577	2,254

Tax Charge on Profit on Ordinary Activities for the Period	1,577	2,254

> 8  Eidos plc Interim Report 2004

5. Earnings Per Share
The calculations of earnings per share are based on the following information:

6 months to 31 December 2003	6 months to 31 December 2002

Weighted Average Number of Shares:	Number of Shares	Number of Shares

For basic earnings per share	139,745,533	139,822,559
Dilutive effect of share options	1,039,333	437,761

For Diluted Earnings Per Share	140,784,866	140,260,320

Basic 6 months to 31 December 2003	Basic 6 months to 31 December 2002	Diluted 6 months to 31 December 2003	Diluted 6 months to 31 December 2002

	£'000	£'000	£'000	£'000

Profit for the Financial Period	6,249	4,414	6,249	4,414
Goodwill amortisation	126	605	126	605

Profit for the Financial Period Before Goodwill	6,375	5,019	6,375	5,019

	Pence per Share	Pence per Share	Pence per Share	Pence per Share

Earnings Per Share	4.5	3.2	4.4	3.1
Goodwill amortisation and exceptional items per share	0.1	0.4	0.1	0.4

Earnings Per Share Before Goodwill Amortisation	4.6	3.6	4.5	3.5

6. Debtors
	31 December 2003	31 December 2002

Due within one year	Due after one year	Due within one year	Due after one year

	£'000	£'000	£'000	£'000

Trade debtors	26,518	–	23,675	–
Prepaid licences	–	–	672	502
Other debtors	5,719	45	2,045	143
Prepayments	3,456	–	2,737	–

35,693	45	29,129	645

> 9  Eidos plc Interim Report 2004

> Notes to the Accounts
   continued

7. Creditors

31 December 2003	31 December 2002

Due within one year	Due after one year	Due within one year	Due after one year

	£'000	£'000	£'000	£'000
Borrowings
Obligations under finance leases	–	–	88	55

–	–	88	55

Other Creditors
Bank loans and overdrafts	39	–	52	–
Trade creditors	7,526	–	8,050	–
Royalty creditors	2,684	–	10,124	–
Accruals and deferred income	7,012	–	7,342	901
Corporation tax payable	6,310	–	11,673	–
Other creditors	3,465	–	4,376	–

27,036	–	41,617	901

27,036	–	41,705	956

8. Movement in Shareholders' Funds

Ordinary Shares		Own shares	Share		Profit
		restated	premium	Other	and loss	Total
No. of shares	Amount	Amount	account	reserves	account	Restated

		£'000	£'000	£'000	£'000	£'000	£'000

Balance as at 30 June 2003	139,961,523	2,799	–	138,315	707	(66,044)	75,777
Adjustment (see note 1)	–	–	(276)	–	–	77	(199)

Balance as at 1 July 2003	139,961,523	2,799	(276)	138,315	707	(65,967)	75,578
Profit for the period	–	–	–	–	–	6,249	6,249
Translation adjustment	–	–	–	–	–	(725)	(725)
Goodwill previously written off
to reserves, transferred to the
profit and loss account	–	–	–	–	–	488	488
Exercise of warrants	314,485	7	–	71	(17)	–	61
Purchase of own shares	–	–	(2,485)	–	–	–	(2,485)
Cost of employee share options	–	–	–	–	–	64	64

Balance as at
31 December 2003	140,276,008	2,806	(2,761)	138,386	690	(59,891)	79,230

> 10  Eidos plc Interim Report 2004

9. Reconciliation of Operating Profit to Net Cash Inflow/(Outflow) from Operating Activities

6 months to 31 December 2003	6 months to 31 December 2002

	£'000	£'000

Group operating profit	4,802	2,593
Loss/(profit) on disposal of fixed assets	81	(38)
Depreciation of tangible fixed assets	985	1,086
Amortisation of goodwill	126	134
Cost of employee share options	64	31
Increase in working capital	(1,847)	(3,833)

Net cash inflow/(outflow) from operating activities	4,211	(27)

10. Analysis of Net Funds
		Exchange and	At 31
At 30 June		non-cash	December
2003	Cashflow	movements	2003

	£'000	£'000	£'000	£'000
Cash at bank and in hand	27,946	(1,976)	(335)	25,635
Overdraft	–	(39)	–	(39)

	27,946	(2,015)	(335)	25,596
Short-term deposits and liquid resources	30,296	2,057	69	32,422

	58,242	42	(266)	58,018
Finance leases	(23)	42	(19)	–

Net funds	58,219	84	(285)	58,018

11. Post Balance Sheet Events

On 5 February 2004, the High Court approved a reduction in the Company's share premium account of £60 million (following shareholders approval to the proposal at an Extraordinary General Meeting held on 12 December 2003). The reduction was registered at Companies House on 5 February 2004. The purpose behind the reduction was the directors' belief that it was appropriate to provide the Company with additional flexibility for possible distributions to shareholders. This does not imply however any commitment at this stage by the Company in relation to these matters, which the directors will keep under regular review.

On 3 March 2004, the Group entered into a conditional agreement to acquire the entire share capital of IO Interactive for an initial consideration of £23.0 million, which will be satisfied by £21.0 million in cash and 1.5 million Eidos shares. Contingent consideration up to £5.0 million in cash is payable dependent upon the number of new game units released in excess of 2.1 million units per annum over the four year period following completion.

The interim financial information has been prepared on the basis of the accounting policies set out in the Company's 2003 statutory accounts. Those accounts, on which the auditors issued an unqualified audit opinion, have been delivered to the Registrar of Companies.

The above interim financial information does not constitute statutory accounts (as defined in Section 240 of The Companies Act 1985) and is unaudited. However, the information has been reviewed by the auditors and their independent review report to Eidos plc is set out on page 12.

The Interim Report for the six months to 31 December 2003 was approved by the Board of Directors on 4 March 2004.

> 11  Eidos plc Interim Report 2004

> Independent Review Report by KPMG Audit Plc to Eidos plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 4 to 11 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This Report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this Report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2003.

KPMG Audit Plc
Chartered Accountants London 4 March 2004

> 12  Eidos plc Interim Report 2004

> Board of Directors and Shareholder Information

Directors
John van Kuffeler, Chairman (n)(r)
Michael McGarvey, Chief Executive Officer (n)
Stuart Cruickshank, Chief Financial Officer
Jonathan Kemp, European Managing Director (1)
Ian Livingstone, Creative Director
Simon Protheroe, Technical Director (2)
David Adams, Non-executive Director (a)(n)(r)
Victor Steel, Non-executive Director (a)(n)(r)
Allen Thomas, Non-executive Director (a)(n)(r)

(a) member of the Audit Committee
(n) Member of the Nomination Committee
(r) Member of the Remuneration Committee

(1) Appointed a Director on 1 December 2003
(2) Resigned from the Board on 28 October 2003

Company Registrar
Enquiries concerning shareholdings, change of address or other particulars, should be directed in the first instance to the Company's Registrar, Computershare Investor Services PLC. Computershare also provide a range of online shareholder information services at www.computershare.com where shareholders can check their holdings and find practical help on transferring shares and updating personal details.

Share Dealing Service
Computershare Investor Services PLC operate a low cost share dealing service for the purchase or sale of Eidos shares. The share dealing service is available on +44 (0) 870 703 0084, and is open from 8.00 am to 4.30 pm Monday to Friday.

Share Price Information
The latest Eidos plc share price can be obtained via the Company's website at www.eidos.com. It can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone: +44 (0) 906 843 1400 (calls charged at 60p per minute).

Unsolicited Mail
The Company is obliged by law to make its share register available upon request to the public and to other organisations which may use it as a mailing list resulting in shareholders receiving unsolicited mail. Shareholders wishing to limit the receipt of such mail should write to the Mailing Preference Service, Freepost 22, London W1E 7EZ or call +44 (0) 845 703 4599 for an application form.

ShareGIFT
Shareholders who hold only a small number of shares, where dealing costs make it uneconomic to sell them, may wish to consider donating them to charity through ShareGIFT, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Computershare Investor Services PLC. Further information is available at www.sharegift.org or telephone +44 (0) 20 7337 0501.

American Depositary Receipts (ADRs) The Company's shares are listed on the NASDAQ National Market (symbol EIDSY) in the form of Amercian Depositary Shares (ADS), which are evidenced by ADRs, each representing one Ordinary share. The Bank of New York is the authorised Depositary for the Company's ADR programme.

The Company's ADS price is quoted daily in the Wall Street Journal and can be obtained from the NASDAQ website at www.nasdaq.com.

Designed and produced by Bexon Woodhouse Creative Consultants

Printed by royale corporate print. The paper used in this Interim Report is manufactured from pulp sourced from fully sustainable forests, and has been produced without the use of elemental chlorine.

> Contact Details and Advisors

Secretary and Registered Office Michael Arnaouti FCIS Eidos plc Wimbledon Bridge House 1 Hartfield Road Wimbledon LONDON SW19 3RU Tel: +44 (0) 20 8636 3000 Fax: +44 (0) 20 8636 3001 Email: plc@eidos.co.uk Website: www.eidos.com Registered Number 2501949 Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 7NH Tel: +44 (0) 870 702 0002 Fax: +44 (0) 870 703 6101 Website: www.computershare.com ADR Depository The Bank of New York Investor Relations PO Box 11258 Church St Station New York NY 10286-1258 USA Tel: +1 610 312 7836 Fax: +1 212 571 3050 Website: www.adrbny.com Auditors KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB Tel: +44 (0) 20 7311 1000 Fax: +44 (0) 20 7311 3311 Corporate Financial Advisors UBS Investment Bank 1 Finsbury Avenue LONDON EC2M 2PP Tel: +44 (0) 20 7567 8000 Fax: +44 (0) 20 7568 4800 Joint Brokers UBS Investment Bank Evolution Beeson Gregory Bankers The Royal Bank of Scotland Legal Advisors Taylor Wessing (UK) Jones Day Gouldens (UK) Cooley Godward (USA) PR Consultants Brunswick Group Ltd > Committed to the Gameplay Experience